Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-194345
October 29, 2015

Mead Johnson Nutrition Company

Pricing Term Sheet

$750,000,000 3.000% Senior Notes due 2020

$750,000,000 4.125% Senior Notes due 2025

October 29, 2015

Issuer:	Mead Johnson Nutrition Company
Expected Ratings*:	Baa1 (Moody’s) / BBB- (S&P)
Trade Date:	October 29, 2015
Distribution:	SEC Registered
Expected Settlement Date:	November 3, 2015 (T+3)
Interest Accrual Date:	November 3, 2015
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.
Title:	3.000% Senior Notes due 2020 (the “2020 Notes”) 4.125% Senior Notes due 2025 (the “2025 Notes”)
Size:	2020 Notes: $750,000,000 2025 Notes: $750,000,000
Coupon:	2020 Notes: 3.000% 2025 Notes: 4.125%
Maturity:	2020 Notes: November 15, 2020 2025 Notes: November 15, 2025
Public Offering Price:	2020 Notes: 99.902% 2025 Notes: 99.958%
Re-offer Yield:	2020 Notes: 3.021% 2025 Notes: 4.130%
Spread to Benchmark Treasury:	2020 Notes: T + 150 bps 2025 Notes: T + 195 bps
Benchmark Treasury:	2020 Notes: 1.375% UST due September 30, 2020

2025 Notes: 2.000% UST due August 15, 2025
Benchmark Treasury Price and Yield:	2020 Notes: 99-10, 1.521% 2025 Notes: 98-13+, 2.180%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016
Make-Whole Call:	2020 Notes: T + 25 bps 2025 Notes: T + 30 bps
Par Call:	2025 Notes: Within three months prior to maturity date
CUSIP:	2020 Notes: 582839 AJ5 2025 Notes: 582839 AH9
ISIN:	2020 Notes: US582839AJ52 2025 Notes: US582839AH96
Denominations:	$2,000 x $1,000

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain underwriters or their respective affiliates are lenders and/or agents under our $500.0 million revolving credit facility and $1.0 billion term loan facility.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this pricing term sheet relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus relating to this offering if you request it by contacting Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement dated October 29, 2015, and the accompanying prospectus, dated March 6, 2014. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

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